SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For November 12, 2002




                               TELEX-CHILE S.A.
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELEX-CHILE S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. A free English translation of an Hecho Esencial filed by the Company with the Chilean Superintendencia de
                      Valores y Seguros on November 11, 2002.

                                                     Santiago November 12, 2002



Mr. Alvaro Clarke de la Cerda
Securities and Insurance Commission
Teatinos No. 120
Personal Delivery

                 Re:   COMMUNICATES ESSENTIAL FACT:  Sale of
                       shares of a Venezuelan subsidiary
                       Telex-Chile S.A. Registration in
                       Securities Registry No. 0350
                       -------------------------------------

Dear Sir:

         In accordance with the provisions of Article 9 and Article 10, paragraph 2 of Law No. 18.045 and being expressly authorized by Telex Chile's Directory, I hereby inform said Superintendency of the following, in the nature of essential fact:

         Telex Chile's subsidiary, Texcom S.A., has sold the total number of shares it had in its subsidiary, Texcom Telecommunicaciones, C.A., a Venezuelan company domiciled in Caracas, Venezuela, at a rate of one thousand bolivares, paid at the time of sale.

         In accordance with the information reported in the December 31, 2001 financial statements, Texcom Telecomunicaciones, C.A. has not been in operation since approximately November 2001. This transaction will generate an approximate profit of M$1,176,506 (US$1,657,056) for Texcom S.A., due to the fact that a negative patrimony provision was constituted in 2001.

                                                     Yours truly,



                                                     Rodrigo Villa Mardel
                                                      Telex-Chile S.A.

c.c.:  Santiago Stock Exchange
       Chilean Electronic Stock Exchange
       Valparaiso Stock Exchange

                               TELEX-CHILE S.A.

                                  SIGNATURES







Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                 TELEX-CHILE S.A.




                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer





Dated:  November 12, 2002